Mercedes-Benz Auto Lease Trust 2020-A
Investor Report

Collection Period Ended   30-Apr-2020

Amounts in USD

Dates

Collection Period No.		4			
Collection Period (from... to)		1-Apr-2020	30-Apr-2020		
Determination Date		13-May-2020			
Record Date		14-May-2020			
Payment Date		15-May-2020			
Interest Period of the Class A-1 Notes (from... to)		15-Apr-2020	15-May-2020	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 5/15/2020		15-Apr-2020	15-May-2020	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	289,000,000.00	113,656,789.55	83,122,096.11	30,534,693.44	105.656379	0.287620
Class A-2 Notes	570,000,000.00	570,000,000.00	570,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	520,000,000.00	520,000,000.00	520,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	135,100,000.00	135,100,000.00	135,100,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,514,100,000.00**	**1,338,756,789.55**	**1,308,222,096.11**	**30,534,693.44**		
Overcollateralization	256,702,694.31	278,901,424.35	278,901,424.35			
Total Securitization Value	**1,770,802,694.31**	**1,617,658,213.90**	**1,587,123,520.46**			
present value of lease payments	741,460,084.21	612,759,984.32	584,719,623.85			
present value of Base Residual Value	1,029,342,610.10	1,004,898,229.58	1,002,403,896.61			

	Amount	Percentage
Initial Overcollateralization Amount	256,702,694.31	14.50%
Target Overcollateralization Amount	278,901,424.35	15.75%
Current Overcollateralization Amount	278,901,424.35	15.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	30,534,693.44	105.656379
Class A-2 Notes	1.820000%	864,500.00	1.516667	864,500.00	1.516667
Class A-3 Notes	1.840000%	797,333.33	1.533333	797,333.33	1.533333
Class A-4 Notes	1.880000%	211,656.67	1.566667	211,656.67	1.566667
Total		**1,873,490.00**		**$32,408,183.44**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,682,262,559.59	1,529,118,079.18	1,498,583,385.74

Available 2020-A Collections		Distribution on the Exchange Note	
Lease Payments Received	28,800,154.25	(1) Total Servicing Fee	1,348,048.51
Net Sales Proceeds-early terminations (incl Defaulted Leases)	6,758,301.74	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	3,657,744.19	(2) Exchange Note Interest Distributable Amount (1.89%)	2,408,360.97
Excess wear and tear included in Net Sales Proceeds	25,558.59	(3) Exchange Note Principal Distributable Amount	30,534,693.44
Excess mileage included in Net Sales Proceeds	69,554.58	(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
Subtotal	39,216,200.18		
Repurchase Payments	0.00		
Advances made by the Servicer	0.00		
Investment Earnings	4,983.59		
Total Available Collections	**39,221,183.77**	(5) Remaining Funds Payable	4,930,080.85
		Total Distribution	**39,221,183.77**

Available Funds ABS Notes		Distributions ABS Notes	
Total Exchange Note Payments	32,943,054.41	(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Reserve Account Draw Amount	0.00		
Total Available Funds	**32,943,054.41**	(2) Interest Distributable Amount Class A Notes	1,873,490.00
		(3) Priority Principal Distribution Amount	0.00
		(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
		(5) Regular Principal Distribution Amount	30,534,693.44
		(6) Additional Servicing Fee and Transition Costs	0.00
		(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
		(8) Excess Collections to Certificateholders	534,870.97
		Total Distribution	**32,943,054.41**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,348,048.51	1,348,048.51	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,873,490.00	1,873,490.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	864,500.00	864,500.00	0.00
thereof on Class A-3 Notes	797,333.33	797,333.33	0.00
thereof on Class A-4 Notes	211,656.67	211,656.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,873,490.00	1,873,490.00	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	30,534,693.44	30,534,693.44	0.00
Principal Distribution Amount	30,534,693.44	30,534,693.44	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,427,006.74
Reserve Fund Amount - Beginning Balance	4,427,006.74
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	568.56
minus Net Investment Earnings	568.56
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,427,006.74
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	568.56
Net Investment Earnings on the Exchange Note	
Collection Account	4,415.03
Investment Earnings for the Collection Period	4,983.59

Notice to Investors

In response to the COVID-19 (coronavirus) pandemic, the Servicer is taking steps to offer relief to customers impacted by the crisis. Such relief may take the form of deferrals of payment obligations, estimated not to exceed three months, with the deferred payments due at the end of the lease term. In addition, the Servicer may grant lease extensions beyond the scheduled lease termination date and, in some cases, waivers of monthly payments during the extension period. The Servicer will not consider a customer's contract to be delinquent as a result of any such deferral or waiver. The Servicer is also temporarily curtailing certain collection activities, including repossessions. Different relief may be offered to customers in affected areas in the future as the COVID-19 situation develops.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,770,802,694.31	41,713
Securitization Value beginning of Collection Period	1,617,658,213.90	39,976
Principal portion of lease payments	20,001,266.04	
Terminations- Early	5,289,381.06	
Terminations- Scheduled	2,832,235.18	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,411,811.16	
Securitization Value end of Collection Period	1,587,123,520.46	39,660

Pool Factor	89.63%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.71%	7.71%
Weighted Average Remaining Term (months)	24.95	21.50
Weighted Average Seasoning (months)	13.43	16.77
Aggregate Base Residual Value	1,199,619,731.80	1,137,210,187.60
Cumulative Turn-in Ratio		88.00%
Proportion of base prepayment assumption realized life to date		53.94%
Actual lifetime prepayment speed		0.24%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,582,158,953.44	39,552	99.69%
31-60 Days Delinquent	3,391,187.67	76	0.21%
61-90 Days Delinquent	943,006.42	23	0.06%
91-120 Days Delinquent	630,372.93	9	0.04%
Total	1,587,123,520.46	39,660	100.00%

Delinquency Trigger		**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.099%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	719,199.62	21	4,712,203.18	113
Liquidation Proceeds	562,444.33		4,499,021.39	
Recoveries	1,514.06		153,256.82	
Principal Net Credit Loss / (Gain)	155,241.23		59,924.97	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.116%	
Prior Collection Period	(0.010%)	
Second Prior Collection Period	(0.015%)	
Third Prior Collection Period	(0.021%)	
Four Month Average	0.018%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.003%

Average Net Credit Loss / (Gain)   530.31

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	9,814,227.78	295	68,275,737.56	1,936
Sales Proceeds and Other Payments Received	9,216,129.07		69,540,246.84	
Residual Loss / (Gain)	598,098.71		(1,264,509.28)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.448%	
Prior Collection Period	(0.334%)	
Second Prior Collection Period	(0.423%)	
Third Prior Collection Period	(0.282%)	
Four Month Average	(0.148)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.071)%

Average Residual Loss / (Gain)   (653.16)